ZOOZ

## ZOOZ Power

# Unleashing The Grid Limitation


ZOOZ
IT'S TIME TO ZOOZ

Erez Zimerman, CEO

October 2024

# Legal Disclaimer

## About this Presentation

- The following presentation (this "Presentation") is for informational purposes only and has been prepared by ZOOZ Power Ltd. (the "Company" or "ZOOZ").
- The information contained in this Presentation is the property of ZOOZ. This Presentation may not be copied, published, reproduced or distributed, in whole or in part, at any time without the prior written consent of the Company. Any trade names, service marks, trademarks and trademark symbols used herein are the properties of their respective owners. The use and presentation of any such trade names, service marks, trademarks and trademark symbols is not intended to imply any relationship with ZOOZ or any endorsement or sponsorship of ZOOZ.
- Neither the Company nor any other person makes any representation or warranty, express or implied, as to the reasonableness of the assumptions made in this Presentation or the accuracy or completeness or the information contained in or referred to in this Presentation.

## Industry and Market Data

- The information contained in this Presentation includes information provided by third parties, such as market research firms. None of the Company or its representatives gives any express or implied warranties, including, but not limited to, any warranties of merchantability or fitness for a particular purpose or use.

## No Offer or Solicitation

- This Presentation does not constitute an offer to sell, or a solicitation of an offer to buy, or a recommendation to buy, any securities in any jurisdiction, nor shall there be any sale, issuance or transfer of any securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. This Presentation does not constitute either advice or a recommendation regarding any securities. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom.

## Forward-Looking Information

- The following presentation (this "Presentation") is for informational purposes only and has been prepared by ZOOZ Power Ltd. (the "Company" or "ZOOZ").
- This Presentation contains "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933 as amended (the "Securities Act"), and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), as well as within the meaning of the Israeli Securities Law, 1968 (the "Securities Law").
- All statements other than statements of historical facts contained in this Presentation, including statements regarding the Company, and any of the Company's strategy, future operations, future financial position, future market share, projected costs, prospects, plans, objectives of management and expected market growth are forward-looking statements. These statements involve known and unknown risks, uncertainties and other important factors that may cause the Company's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks and other risks and uncertainties are more fully discussed in the "Risk Factors" section of the Company's most recent Annual Report as filed with the Israel Securities Authority ("ISA") as well as other documents that may be subsequently filed by the Company from time to time with the ISA.
- The words "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "potential," "predict," " project," " should," " target," "will," and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements are only estimations, and the Company may not actually achieve the plans, intentions or expectations disclosed in any forward-looking statements, so you should not place undue reliance on any forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in forward-looking statements made in this Presentation. Management of the Company has based these forward-looking statements largely on current expectations and projections about future events and trends that such persons believe may affect the Company's business, financial condition and operating results. Forward-looking statements contained in this Presentation are made as of the date hereof, and none of the Company or any of its representatives or any other person undertakes any duty to update such information except as may be expressly required under applicable law.

# Agenda

- About ZOOZ Power
- The Electric Vehicle Revolution
- BIGGEST Problem
- The ZOOZ Power Technology and Solution
- Target Market
- Customer Testimonials
- Summary and Q&A

# About ZOOZ Power (NASDAQ & TASE: ZOOZ)

- ZOOZ **provides smart boosting systems** to overcome grid barrier and deliver ultra-fast EV charging, **anywhere**
- Revolutionary and proprietary flywheel energy technology
- Focused on EV infrastructure in the multi-billion-dollar industry

Founded: 2013

26 Registered Patents

ZOOZTER System has an expected 15-year lifespan and Fast ROI

Operating in the growing EV infrastructure market with TAM of $20 Billion*

Publicly dual-listed on NASDAQ & TASE under the **ticker ZOOZ**

*Source: BloombergNEF, Electric Vehicle Outlook 2023

# Experienced Leadership Team

## Proven track record of scaling high-growth high-tech companies

**Avi Cohen**
Executive Chairman



Cognyte KLA NOVA

**Erez Zimerman**
CEO



stratasys hp MASSIVIT

**Ruth Smadja**
CFO



hp Telrad

**Ilan Ben David**
Co-founder & CTO



scitex orbotech

**Eyal Blum**
CBO



transelectric driivz

**Udi Tzuri**
VP Product & Marketing



EMERSON APPLIED MATERIALS

**Tal Harmon**
VP R&D



scitex Highcon

# The Electric Vehicle Revolution

- Every fifth new car sold today is an EV!*
- EV Market - Cars, Vans, Trucks, Busses…
- **240 million EVs** are expected to be on the road **by 2030***


E2

*Source: Global EV Outlook 2024 – Analysis – IEA

# The BIGGEST Problem

- Ultra-fast charging is critical to enable the transition to EVs
- BUT can global infrastructure support it?
- Grid upgrade is not always the solution
  - Expensive upgrades
  - Lengthy process
  - Not always doable



# Ultra-Fast Charging - The Grid Problem

Power - Constrained Grid

Ultra-Fast Chargers


1
2

300KW Grid

2 x 150KW Fast Charger

Grid of 300KW will enable only 2 fast chargers of 150KW

2 x 150KW = 300KW

zooz

# ZOOZ Smart* System Enables Ultra-Fast Charging, with the Same Grid


ZOOZTER 100
*Optimized Grid Power Management S/W
ZOOZ
IT'S TIME TO ZOOZ
Power-Constrained Grid
5 x Ultra-Fast Chargers
1
2
3
4
5
Power Booster charged during idle times
Power Booster discharged to enable faster EV charging
300KW Grid

## 300KW + ZOOZTER → 750KW

**Same Grid of 300KW + ZOOZTER will enable 5 fast chargers of 150KW !**

https://youtu.be/lHkpBH9Ffr0

# ZOOZ Power - Flywheel Technology



zooz
ULTRA-FAST
ULTRA-FAST

# ZOOZ Power Flywheel Technology

1



**Accelerating**

=

**Charging**

(Converting electricity
to Kinetic Energy)

2



**Levitating**

=

**Storing**

Kinetic Energy

3



**Decelerating**

=

**Discharging**

Kinetic Energy
(converted to electricity)

# The Kinetic Power Booster ZOOZTER™-100

**Energy Management System**


x8

ZOOZ
**Flywheel**


ZOOZ

**ZOOZTER overcome grid barrier → deliver ultra-fast EV charging**

- Expected 15 Years Life Spam
- Designed to Enable Fast ROI
- Flexible & Modular Installation
- Sustainable-Non-chemical

ZOOZ

# Target Customers

## 1. Charge Point Operators

- Companies that deploy and operate EV Charging Facilities
- E.g.: Gas stations, Shopping centers, Parking lots



**Several Installation WW**

## 2. Fleet Companies

- Fleets that shift from gas to electric and MUST charge at the depot
- E.g.: Municipality buses, car rental companies, Last mile delivery fleets



**First order from one of the leading European last mile delivery fleets**

**Strategic scalable players to buy multipole units**

**10,000,000 Public Charging Points expected by 2030***

ZOOZ

*Source: IEA, Global EV Outlook 2023

# ZOOZTER First Steps to the Global Market


1 x ZOOZTER
NY Power Authority
1 x
ZOOZTER
4 x
ZOOZTER
2 x
ZOOZTER

# “ON” – Leading Charge Point Operator in Europe

https://youtu.be/NjuCbx6QV8U


ZOOZ
ON
רשת הטעינה החשמלית
המהירה הגדולה בישראל

# "ON" Charge Point Operator - Case Study

- "On" is the leading Charge Point Operator in Israel
- ZOOZTER system installed on one of the busiest highways in Israel
- Grid limit of 300KW
- With the usage of a ZOOZSTER → Using 5 x 150KW fast chargers

**+ 50% Revenue Growth**



Daily Charging (kWh)
888
1,802
2,744
2,826
2,738
2,641
April
May
June
July
August
September
80 Cars/day
130 Cars/ day

**More Customers Visiting Convenience Store**

# Summary

- The world is shifting to EVs but is lacking the necessary grid infrastructure
- ZOOZ provides **smart boosting systems** to overcome **grid barrier** and deliver ultra-fast EV charging, **anywhere**
- Designed to gain profit ZOOZTER offers an expected **15-year lifespan** **&** **Fast ROI**
- First Steps to the Global Market → 8 ZOOZTER systems are successfully operating

**Available for 1 X 1 Meetings**

erez@zoozpower.com


zooz
Boost for Good
Thank you
18

# Additional Information

# The ZOOZTER Smart Cycle


Grid
EV Ultra-fast DC Chargers
ZOOZTER SOC%
EMS
Optimized Micro-grid Power Management


Total Power consumption
Energy boost by the ZOOZTER
Grid Power
Energy used to charge the ZOOZTER
Demand is supported by the grid
Demand is greater than grid power – ZOOZTER boosts the grid, enabling ultra-fast charging
Demand is lower than grid power - ZOOZTER re-charging

# "ON" Route#6 Station – Energy Management S/W Dashboard



ZOOZTER SOC%
100%
75%
50%
25%
0%
Max power demand 380kW
Grid = 300kW
Power Consumption (kWh)
350
300
250
200
150
100
50
0
10-21 08
10-21 10
10-21 12
10-21 14
10-21 16
10-21 18
10-21 20
10-21 22
Time

Powered 5 x 150 kW chargers using only a 300 kW grid connection, avoiding the need for a 750 kW upgrade

**Power Meter**



ZOOZ
Boost for Good
300.1
Grid (KW)
379.2
Site Total Power (KW)

| Name | ActualPower KW |
|---|---|
| Alpitronic Charger1 | 0 kW |
| Alpitronic Charger2 | 42.1 kW |
| Alpitronic Charger3 | 86.4 kW |
| Alpitronic Charger4 | 93.4 kW |
| Alpitronic Charger5 | 140 kW |
| Grid | 300 kW |
| Others | 5 kW |

**5 X 150kW Chargers**

# ZOOZ Power – Videos

"NAYPA" – Customer **Testimonial**


NEW YORK STATE
NY Power Authority
Canal Corporation

https://www.youtube.com/watch?v=3Ynez4S1oAY

"On" – Customer **Testimonials**


ZOOZ
ON

https://youtu.be/NjuCbx6QV8U

ZOOZ Power Technology


Unique Flywheel Technology
ZOOZ

https://youtu.be/lHkpBH9Ffr0

# "On" – Customer Testimonial Video


zooz
ON
רשת הטעינה החשמלית
המהירה הגדולה בישראל
zooz
ON

https://youtu.be/NjuCbx6QV8U

# "NAYPA" – Customer Testimonial Video


NEW
YORK
STATE
NY Power
Authority
Canal
Corporation

https://www.youtube.com/watch?v=3Ynez4S1oAY

# ZOOZ Power Flywheel Technology Video


zooz
ULTRA-FAST
ULTRA-FAST

https://youtu.be/lHkpBH9Ffr0